UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 25

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Fairchild Semiconductor International, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

Paul D. Delva, Esq.

Senior Vice President, General Counsel and Secretary

1272 Borregas Avenue

Sunnyvale, California 94089

(408) 822-2000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David C. Karp, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 25 (“Amendment No. 25”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Fairchild Semiconductor International, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on December 4, 2015, as amended and supplemented on December 8, 2015, December 14, 2015, December 18, 2015, December 29, 2015, January 5, 2016, January 6, 2016, January 21, 2016, January 28, 2016, February 4, 2016, February 16, 2016, February 19, 2016, March 4, 2016, March 18, 2016, April 1, 2016, April 15, 2016, April 29, 2016, May 13, 2016, May 27, 2016, June 10, 2016, June 24, 2016, July 8, 2016, July 22, 2016, August 5, 2016 and August 19, 2016 (as so amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Falcon Operations Sub, Inc. (“Acquisition Sub”), a wholly owned subsidiary of ON Semiconductor Corporation (“ON Semiconductor”), to purchase all of the Company’s outstanding common stock, par value of $.01 per share (the “Shares”), for $20.00 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 25. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

1.	Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs at the end of the subsection entitled “Regulatory Approvals—U.S. Antitrust Laws”:

On August 25, 2016, the FTC accepted a proposed consent order for public comment and terminated the HSR Act waiting period applicable to the Offer. Accordingly, the condition to the Offer relating to the termination or expiration of required waiting periods under the HSR Act has been satisfied. The proposed FTC consent order is subject to public comment for 30 days and to final approval by the FTC, although this will not affect the parties’ ability to close the transaction when all other conditions to the closing are satisfied.

On August 25, 2016, ON Semiconductor issued a press release announcing the termination of the HSR Act waiting period. The full text of the press release is attached as Exhibit (a)(5)(AA) to the Schedule 14D-9 and is incorporated herein by reference.

Item 9.	Material to be Filed as Exhibits.

1.	Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(Z) the Exhibit as follows:

(a)(5)(AA)	Press Release, dated August 25, 2016 (incorporated by reference to Exhibit (a)(5)(Y) to the Schedule TO filed by ON Semiconductor and Acquisition Sub on August 25, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 25, 2016

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

By:	/s/ Paul D. Delva
Name: Title:	Paul D. Delva Senior Vice President, General Counsel and Corporate Secretary